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                      CORPBANCA: THIRD QUARTER 2004 RESULTS



Camilo Morales                                                       Jaime Walls
Planning and Development Manager                                Planning Manager
(56-2) 687-8114                                                  (56-2) 687-8603
cmoraler@corpbanca.cl                                        jwalls@corpbanca.cl


CORPBANCA posted net income of Ch$37,967 million for the first nine months of 2004, 2.1% higher than the first nine months of 2003. Excluding the impact of tax provisions, earnings for the period would have risen by 10.0%. Net income for the third quarter totaled Ch$11,654 million, 6.6% lower than in the third quarter of 2003. Excluding the effect of tax provisions, net income for the quarter would have been 13.3% higher than in the third quarter of 2003. CORPBANCA's total loan portfolio, net of interbank loans, grew by 15.6% in the 12-month period ended September 30, 2004, reflecting strong consumer and residential mortgage growth. CORPBANCA remained an efficiency leader among its peers, with a consolidated index of 38.6% for the nine months ended September 30, 2004.

CORPBANCA Third Quarter 2004 Results - Executive Summary

o CORPBANCA's net income for the nine months ended September 30, 2004 was Ch$37,967 million, reflecting growth of 2.1% compared to the same period in 2003. CORPBANCA recorded provisions for income tax during the period, following the application in full of tax loss carry forwards in the first half of 2004. Excluding the impact of the tax provisions, earnings for the period would have risen by 10%.

o Net income at CORPBANCA for the third quarter of 2004 amounted to Ch$11,654 million, decreasing by 6.6% as compared to the third quarter of 2003, due to the impact of the above-mentioned tax provisions. Pre-tax earnings, however, displayed a 13.3% increase compared to the third quarter of 2003.

o Total loans, net of interbank loans, grew by 15.6% in the 12-month period ended September 30, 2004, and by 9% for the first nine month of 2004, exceeding the 9.9% and 8.0% loan portfolio growth of the Chilean banking sector for both respective time periods.

o Annualized return on equity (ROE) for the first nine months of 2004 was 15.6%, compared to 16.8% for the first nine months of 2003. The recent income tax provisions also had an impact on this figure. Excluding the effect of the tax provisions, CORPBANCA's annualized ROE for the first nine months of 2004 would have been 17.1%.

o CORPBANCA maintained its position as the most efficient bank among its peers in the Chilean banking system. For the nine months ended September 30, 2004, its efficiency index (operating expenses divided by gross margin) stood at 38.6% on a consolidated basis and 39.0% on an unconsolidated basis.

o Calculated according to new reporting criteria of the Chilean Superintendency of Banks, CORPBANCA's individual risk index (provisions for loan losses over total loans) stood at 1.83% as of September 30, 2004, which compares favorably to 2.1% (pro-forma) and to the Chilean banking sector figure of 2.1%. In addition, CORPBANCA's Basle Index continues to be more favorable than the Chilean banking sector average, and was 15.1% in September 2004 compared to 13.3% for the Chilean banking sector.

o CORPBANCA obtained a BBB+ International Rating from Standard & Poor's on September 14, 2004, reaffirming its solid financial standing. CORPBANCA had previously received a rating of BBB+ from Fitch.

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Results of the Chilean Banking Sector

Total loans in the Chilean banking sector expanded by Ch$3,248,277 million, or 9.9%, over the 12 months ended September 30, 2004, and by Ch$2,686,084 million, or 8.0%, in the nine months then ended. Loans to individual consumers contributed significantly to the sector's overall expansion. Consumer loans in the Chilean banking sector grew by 17.4% in the 12-month period ended September 30, 2004 and by 11.0% in the first nine months of 2004, while residential mortgages in the sector grew by 17.7% and 12.8% over the two periods, respectively.

Earnings for the Chilean banking sector in the first nine months of 2004 grew by Ch$51,029 million, or 10.9%, as compared to same period in 2003. Principal sources of growth in the sector included a Ch$69,715 million rise in mark to market investments gains, a Ch$23,532 million increase in exchange rate earnings and Ch$10,675 million higher net interest revenues. Earnings growth in the sector was partially offset by a Ch$28,018 million rise in operating expenses, Ch$12,022 million higher income tax provisions and a rise of Ch$ 9,579 million in losses from price-level restatement.

Lower interest rates in the first nine months of 2004 helped reduce the cost of financing for banks in Chile, and interest payments on financing fell by 9.7%. Yet the lower rates also reduced the Chilean banking sector's interest earnings by 3.4%. But the decrease in interest earnings was more than offset by the decrease in interest payments, and the banks in the sector had a net interest gain of Ch$10,675 million during the first nine months of 2004.

Earnings in the Chilean banking sector for the third quarter of 2004 increased by Ch$20,787 million, or 14.1%, compared to the third quarter of 2003, primarily due to a Ch$49,023 million rise in mark to market investment gains, Ch$25,122 million growth in exchange rate earnings and a Ch$5,826 million increase in net interest revenues during the quarter. However, Chilean banks also experienced a Ch$26,671 million increase in operating expenses, a Ch$ 22,033 million loss from price-level restatement and a Ch$7,646 million increase in income tax provisions during the quarter.

Profitability, measured in terms of return on equity (ROE), improved for the Chilean banking sector as the index rose to 17.7% (annualized) for the first nine months of 2004 from the 16.4% (annualized) in the 2003 period. Driven by the rise in net interest revenues, net interest margin (net interest revenue divided by interest-earning assets) improved from 3.3% in the first nine months of 2003 to 3.9% in the same period in 2004.

Sector-wide, efficiency deteriorated with the index worsening from 52.7% in the first nine months of 2003 to 54.2% in the first nine months of 2004. This is due in part to the January 2004 change in accounting practices set forth by the Chilean Superintendency of Banks. As a result of this change, banks in Chile may not include recoveries of previously charged-off loans in the calculation of gross margin.

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CORPBANCA's Results for the Nine Months Ended September 30, 2004
----------------------------------------------------------------
The following table shows certain information relating to the composition of CORPBANCA's net income, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                                                  Percentage change
                                                Nine months ended     Nine months ended     Change between 2003    between 2003 and
                                                September 30, 2004    September 30, 2003     and 2004 periods        2004 periods
Gross margin (*)                                           101,047               100,459                    588               0.6%
Operating expenses                                         (38,977)              (40,496)                 1,519              -3.8%
Provisions for loan losses                                 (14,805)              (18,247)                 3,442             -18.9%
Income attributable to investment
in other companies                                             169                   146                     23              16.0%
Other non-operating expenses                                (1,240)               (1,472)                   232             -15.8%
Net loss from price-level restatement                       (4,703)               (2,675)                (2,029)             75.9%
Income tax provision                                        (3,522)                 (519)                (3,004)            579.3%
New income                                                  37,967                37,196                    772               2.1%
(*) See table below for gross margin composition

CORPBANCA's net income for the nine months ended September 30, 2004 was Ch$37,967 million, representing growth of Ch$772 million, or 2.1%, compared to the first nine months of 2003. This increase is mainly attributable to a Ch$3,442 million reduction in provisions for loan losses, a Ch$1,519 million decrease in operating expenses and a Ch$588 million increase in gross margin. These favorable results were partially offset by Ch$3,004 million in income tax provisions and a Ch$2,029 million increase in net loss from price level restatement. CORPBANCA began recording income tax provisions following the full utilization of tax loss carry forwards in June. Without taking into account the income tax provisions, CORPBANCA'S net income for the first nine months of 2004 would have been Ch$41,490 million, representing a Ch$3,776 million, or 10%, increase as compared to the 2003 period.

The following table shows certain information relating to the composition of CORPBANCA's gross margin, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                                                  Percentage change
                                                Nine months ended     Nine months ended     Change between 2003    between 2003 and
                                                September 30, 2004    September 30, 2003     and 2004 periods        2004 periods
Net interest revenue                                        83,323                72,933                 10,390              14.2%
Fees and income from services, net                          13,428                16,410                 (2,982)            -18.2%
Gains form trading activities, net                           8,100                 7,367                    733               9.9%
Foreign exchange transactions, net                             875                 6,186                 (5,311)            -85.9%
Other operating income, net                                 (4,679)               (2,437)                (2,242)             92.0%
Gross margin                                               101,047               100,459                    588               0.6%

Net interest revenue, as adjusted (*)                       84,375                77,677                  6,698               8.6%
Foreign Exchange rate earnings, as adjusted (*)               (178)                1,441                 (1,618)           -112.3%
(*) Includes exchange rate earnings derived from forward contacts held by CORPBNCA for hedging purposes

The main factor behind the improvement in the gross margin for the period was the Ch$10,390 million growth in net interest revenue and, to a lesser extent, the Ch$733 million increase in gains from trading activities, net, reflecting reduced interest rate volatility. Contributions from these items were partially offset by a decrease of Ch$5,311 million in foreign exchange transactions, net, reflecting a stronger dollar as against the Chilean peso and the related effect on the forward contracts CORPBANCA holds for hedging purposes.

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As a result, the increase in net interest revenue, as adjusted to include exchange rate earnings derived from forward contracts, was Ch$6,698 million, or 8.6%, as compared to the 14.2% increase in unadjusted net interest revenue.

Fees and income from services, net were Ch$2,982 million lower in the first nine months of 2004 compared to the 2003 period, due primarily to the termination in 2003 of CORPBANCA's agreement with the Instituto de Normalizacion Previsional (the Chilean government pension system, or INP). Without taking into account the effect of this termination, fees and income from services fell by only Ch$99 million, or 0.7%.

Other operating income, net decreased by Ch$2,242 million, primarily due to a change in the way sales force expenses are recorded in the financial statements. Since the beginning of 2004 such expenses are no longer included in operating expenses and are instead recorded under other operating income, net.

The following table sets forth certain information relating to CORPBANCA's operating expenses, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                                                  Percentage change
                                                Nine months ended     Nine months ended     Change between 2003    between 2003 and
                                                September 30, 2004    September 30, 2003     and 2004 periods        2004 periods
Personnel salaries and expenses                        (24,071)               (22,750)               (1,322)              5.8%
Administrative and other expenses                      (11,303)               (14,067)                2,764             -19.6%
Depreciation and amortization costs                     (3,603)                (3,680)                   77              -2.1%
Total operating expenses                               (38,977)               (40,496)                1,519              -3.8%

Operating expenses decreased by Ch$1,519 million, or 3.8%, in the nine months ended September 30, 2004, as compared to the comparable period in 2003. Most of the savings resulted from a Ch$2,764 million, or 19.6%, reduction in administrative and other expenses, which in large part was due to the change in classification of sales force expenses mentioned above.

For the first nine months of 2004, CORPBANCA's efficiency index (operating expenses divided by gross margin) stood at 38.6% on a consolidated basis and 39.0% on an unconsolidated basis, allowing CORPBANCA to maintain its leading position as the most efficient institution among its peers in the Chilean banking sector. CORPBANCA believes that this is a result of a series of measures it has implemented in recent years aimed at controlling operating expenses, including branch network integration, increasing investment in technology and increasing the practice of tying salaries to productivity.

Despite the increased earnings, CORPBANCA's profitability (as measured by ROE) slipped from 16.8% (annualized) in the first nine months of 2003 to 15.6% (annualized) in the 2004 period. CORPBANCA's higher base capital, following the capitalization of 50% of its fiscal 2003 profits, had the effect of diluting current profitability. In addition, as described above, the recording of income tax provisions had a further impact on the latest figures. Excluding tax provisions, annualized ROE for the first nine months of 2004 stood at 17.1%.

CORPBANCA's net interest margin slipped from 4.1% for the first nine months of 2003 to 3.9% for the 2004 period, due to the higher increase in interest-earning assets (18.8% growth) than in net interest revenue (14.2% growth), mainly as a result of lower recent interest rates and inflation.

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CORPBANCA's Results for the Third Quarter of 2004
-------------------------------------------------

Despite a Ch$3,792 million improvement in gross margin in the third quarter of 2004 as compared to the third quarter of 2003, net income for the third quarter of 2004 decreased by Ch$823 million, or 6.6%, as compared to the third quarter of 2003. This drop in net income was primarily attributable to a Ch$2,505 million increase in income tax provisions and an increase of Ch$2,526 million in net loss from price level restatement.

                                                                                                               Percentage change
                                                                                         Change between third  between third quarter
                                              Third quarter 2004    Third quarter 2003   quarter 2003 and 2004    2003 and 2004
Gross margin                                        35,762                31,969                 3,792                11.9%
Operating expenses                                 (13,969)              (13,598)                 (371)                2.7%
Provisions for loan losses                          (4,004)               (4,637)                  634               -13.7%
Income attributable to investments in
  other companies                                       85                    52                    32                61.8%
Other non-operating expenses                          (767)                 (888)                  120               -13.6%
Net loss from price-level restatement               (2,771)                 (245)               (2,526)             1030.7%
Income tax provisions                               (2,681)                 (176)               (2,505)             1424.0%
Net income                                          11,654                12,477                  (823)               -6.6%

The following table shows certain information relating to the composition of CORPBANCA's gross margin, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                                               Percentage change
                                                                                         Change between third  between third quarter
                                              Third quarter 2004    Third quarter 2003   quarter 2003 and 2004    2003 and 2004
Net interest revenue                                27,913                22,932                  4,981              21.7%
Fees and income from services, net                   4,819                 5,808                   (989)            -17.0%
Gains from trading activities, net                   3,333                   797                  2,535             318.0%
Foreign exchange transactions, net                   1,195                 3,216                 (2,022)            -62.9%
Other operating income, net                         (1,497)                 (784)                  (713)             91.0%
Gross margin                                        35,762                31,969                  3,793              11.9%

Net interest revenue, as adjusted (*)               29,885                26,407                  3,479              13.2%
Foreign exchange rate earnings, as adjusted (*)       (778)                 (258)                  (519)            201.0%

(*) Includes exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes.

The year on year improvement in the gross margin for the third quarter 2004 is mainly related to the Ch$4,981 million, or 21.7%, increase in net interest revenue and the Ch$2,535 million rise in gains from trading activities, net. These favorable results were partially offset by a Ch$2,022 million decrease in foreign exchange transactions, net, and by a Ch$989 million decrease in fees and income from services, net, mainly due to the termination of the INP agreement.

Other operating income, net decreased by Ch$713 million, primarily due to a change in the way sales force expenses are recorded in the financial statements.

Net interest revenue, as adjusted to include exchange rate earnings derived from forward contracts, grew by Ch$3,479 million, reflecting appreciation of the dollar against the Chilean peso over the period.

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The following table sets forth certain information relating to CORPBANCA's operating expenses, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                                                 Percentage change
                                                                                         Change between third  between third quarter
                                              Third quarter 2004    Third quarter 2003   quarter 2003 and 2004    2003 and 2004
Personnel salaries and expenses                     (8,508)               (7,541)                (967)                12.8%
Administrative and other expenses                   (4,260)               (4,849)                 589                -12.1%
Depreciation and amortization costs                 (1,200)               (1,208)                   7                 -0.6%
Total operating expenses                           (13,969)              (13,598)                (371)                 2.7%

While personnel salaries and expenses rose by Ch$967 million (12.8%) in the third quarter of 2004 as compared to the third quarter of 2003, operating expenses increased by just Ch$371 million due almost entirely to savings of Ch$589 million in administrative and other expenses.

CORPBANCA's Business Activity

Net of interbank loans, CORPBANCA's total loan portfolio as of September 30, 2004 showed growth of 15.6% compared to a year earlier, and growth of 9.0% since December 31, 2003. CORPBANCA's loan portfolio growth for these two periods surpassed the Chilean banking sector's performance of 9.9% and 8.0%, respectively. As a result, CORPBANCA's loan market share increased from 6.1% as of September 30, 2003 to 6.4% as of September 30, 2004.

The strongest areas of CORPBANCA's loan growth in percentage terms as of September 30, 2004 compared to September 30, 2003 were in factored receivables (29.9% growth), consumer loans (25.0% growth), commercial loans (17.5% growth) and foreign trade loans (17.7% growth).

The following table sets forth certain information with respect to CORPBANCA's loan portfolio, in millions of Chilean pesos as of September 30, 2004 (except percentages):

                                                                                            Change from           Percentage change
                                             As of September 30,   As of September 30,  September 30, 2003 to    from September 30,
                                                     2004                 2003                  2004                2003 to 2004
Commercial                                      1,067,808                908,801              159,007                   17.5%
Consumer                                          255,780                204,571               51,208                   25.0%
Foreign trade                                     185,074                157,299               27,775                   17.7%
Mortgages                                         321,498                277,211               44,287                   16.0%
Contingent                                        168,462                198,240              (29,778)                 -15.0%
Leasing contracts                                 166,351                153,783               12,568                    8.2%
Factored receivables                               47,314                 36,421               10,893                   29.9%
Past due loans                                     23,222                 28,220               (4,998)                 -17.7%
Other outstanding loans (*)                        83,335                 40,818               42,517                  104.2%
Total loans (excluding interbank loans)         2,318,844              2,005,365              313,479                   15.6%
(*) Includes overdrafts

Residential mortgage loans increased 48.7% from September 30, 2003 to September 30, 2004, to Ch$152,610 million. This performance far exceeded the 17.7% residential mortgage loan expansion the Chilean banking sector recorded over the period, and raised CORPBANCA's market share of such loans from 1.7% as of September 30, 2003 to 2.1% as of September 30, 2004. CORPBANCA believes that this is a result of the strategic emphasis that CORPBANCA has placed on this business area.

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Non-residential mortgages also grew strongly - by Ch$37,661 million, or 20.5% -
over the 12 months ended September 30, 2004, raising CORPBANCA's market share in this loan category by 3.4% to 10.6% at September 30, 2004 as compared to September 30, 2003.

Past due loans decreased by 17.7% over the 12 months ended September 30, 2004 and by 11.9% since December 2003. As a result, CORPBANCA's coverage ratio (balance of allowances over past due loans) improved from 151.7% as of September 30, 2003 to 184.0% as of September 30, 2004. Coverage was also improved within the Chilean banking sector, which posted respective indexes of 120.8% and 147.5%.

The improved composition of CORPBANCA's loan portfolio, along with sound debt collection and strict credit approval and monitoring policies, has contributed to a significant upgrade in CORPBANCA's risk index. The index improved from 2.1% as of September 30, 2003 to 1.8% as of September 30, 2004. The September 30, 2004 figure for the Chilean banking sector was 2.1%.

As of September 30, 2004, CORPBANCA's investments amounted to Ch$96,100 million, representing a 24.2% increase over September 30, 2004. The increase came primarily from a 41.9% rise in Chilean Central Bank investments and a 53.3% rise in other investments.

From September 30, 2003 through September 30, 2004, the strongest increases in CORPBANCA's sources of funding have been in (i) savings accounts and time deposits and (ii) current (checking) accounts and banker's drafts and other sight deposits, in each case net of funds in the process of settlement and, which rose by Ch$229,678 million (17.9%) and Ch$50,915 million (42.1%), respectively. The increase in current (checking) accounts and banker's drafts and other sight deposits is significant for CORPBANCA as these constitute non-interest bearing liabilities. In addition, foreign borrowings are another source of funding for CORPBANCA that grew strongly over the 12 months ended September 30, 2004. From September 30, 2003 through September 30, 2004, funds drawn by CORPBANCA from abroad increased by Ch$36,853 million, while over the same period domestic borrowings decreased by Ch$7,606 million.

The following table sets forth certain information relating to CORPBANCA's sources of funding, in millions of Chilean pesos as of September 30, 2004 (except percentages):


                                                                                             Change from          Percentage change
                                               As of September 30,   As of September 30,  September 30, 2003 to   from September 30,
                                                      2004                  2003                 2004                2003 to 2004
Saving accounts and time deposits                    1,512,549             1,282,871           229,678                  17.9%
Current (checking) accounts                            127,828               115,109            12,720                  11.0%
Banker's drafts and other sight deposits               135,586               116,038            19,549                  16.8%
Domestic borrowings                                     33,680                41,286            (7,606)                -18.4%
Foreign borrowings                                     197,334               160,481            36,853                  23.0%

Funds in process of settlement                          91,481               110,128           (18,647)                -16.9%
Current (checking) accounts + other sight deposits(*)  171,934               121,019            50,915                  42.1%
(*) Net from funds in process of settlement

Stronger funding, as well as its November 2002 capital increase and the capitalization of 50% of its 2003 net income, have enabled CORPBANCA to finance a significant portion of the increase in its loan portfolio, and thus provide better control of its cost of financing.

                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]


CORPBANCA's Shareholders' Equity
--------------------------------

Following CORPBANCA's capital increase in November 2002 and the impact of the capitalization 50% of its 2003 net income (approximately US$42 million), CORPBANCA's total shareholders' equity as of September 30, 2004, including reserves, was approximately US$534 million, which places CORPBANCA in fourth place in terms of capitalization among the private banks in the Chilean banking sector, representing an 8.3% share of the sector's total capital and reserves. CORPBANCA's capitalization also positively affects its solvency. With a September 2004 Basle Index of 15.1%, CORPBANCA is in a favorable position in relation to its peers in the Chilean banking sector.

Finally, CORPBANCA obtained a BBB+ International Rating from Standard & Poor's on September 14, 2004, reaffirming its solid financial position and solvency. This new rating is in addition to the BBB+ rating previously obtained from Fitch.

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                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]



                 Consolidated Statements of Income (Unaudited)
  (In millions of Chilean pesos as of September 30, 2004, except percentages)



                                        Nine months ended       Nine months ended                    Change
                                        September 30, 2004      September 30, 2003
-------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
----------------
Net interest revenue                          83,322.8                 72,932.7          10,390.1            14.2%
Gains from trading activities                  8,099.8                  7,367.0             732.8             9.9%
Fees and income from services, net            13,428.3                 16,410.4          (2,982.1)          (18.2%)
Foreign exchange transactions, net               874.8                  6,185.5          (5,310.7)          (85.9%)
Other operating income (loss), net            (4,679.2)                (2,437.1)         (2,242.1)           92.0%
Gross margin                                 101,046.5                100,458.5             588.0             0.6%

Personnel salaries and expenses              (24,071.0)               (22,749.5)         (1,321.5)            5.8%
Administrative and other expenses            (11,303.4)               (14,067.0)          2,763.6           (19.6%)
Depreciation and amortization                 (3,603.0)                (3,679.8)             76.8            (2.1%)
Total operating expenses                     (38,977.4)               (40,496.3)          1,518.9            (3.8%)

Net operating income                          62,069.1                 59,962.2           2,106.9             3.5%

Provisions for loan losses (*)               (14,805.3)               (18,247.3)          3,442.0           (18.9%)
                                                     -                        -                 -               -
Operating Income                              47,263.8                 41,714.9           5,548.9            13.3%

OTHER INCOME AND EXPENSES
-------------------------
Non-operating income                           2,068.7                  1,601.2             467.5            29.2%
Non-operating expenses                        (3,308.5)                (3,073.4)           (235.1)            7.6%
Income attributable to investments in
other companies                                  169.2                    145.8              23.4            16.0%
Price level restatement                       (4,703.4)                (2,674.5)         (2,028.9)           75.9%
Total other income and expenses               (5,774.0)                (4,000.9)         (1,773.1)           44.3%

Income before income taxes                    41,489.8                 37,714.0           3,775.8            10.0%

Income taxes                                  (3,522.4)                  (518.5)         (3,003.9)          579.3%
Income after income taxes                     37,967.4                 37,195.5             771.9             2.1%

Minority interest                                  -                        -                 -                 -
Net income                                    37,967.4                 37,195.5             771.9             2.1%


(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

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                 Consolidated Statements of Income (Unaudited)
  (In millions of Chilean pesos as of September 30, 2004, except percentages)


                                              Third quarter 2004      Third quarter 2003                        Change
----------------------------------------------------------------------------------------------------------------- --------------
OPERATING INCOME
----------------
Net interest revenue                               27,912.9                 22,931.9                 4,981.0             21.7%
Gains from trading activities                       3,332.5                    797.3                 2,535.2            318.0%
Fees and income from services, net                  4,818.6                  5,807.6                  (989.0)           (17.0%)
Foreign exchange transactions, net                  1,194.7                  3,216.3                (2,021.6)           (62.9%)
Other operating income (loss), net                 (1,497.2)                  (783.9)                 (713.3)            91.0%
Gross margin                                       35,761.5                 31,969.2                 3,792.3             11.9%

Personnel salaries and expenses                    (8,508.3)                (7,541.1)                 (967.2)            12.8%
Administrative and other expenses                  (4,260.3)                (4,849.4)                  589.1            (12.1%)
Depreciation and amortization                      (1,200.3)                (1,207.6)                    7.3             (0.6%)
Total operating expenses                          (13,968.9)               (13,598.2)                 (370.7)             2.7%

Net operating income                               21,792.6                 18,371.0                 3,421.6             18.6%

Provisions for loan losses (*)                     (4,003.5)                (4,637.2)                  633.7            (13.7%)

Operating Income                                   17,789.1                 13,733.7                 4,055.4             29.5%

OTHER INCOME AND EXPENSES
-------------------------
Non-operating income                                  433.2                    190.7                   242.5            127.2%
Non-operating expenses                             (1,200.4)                (1,078.4)                 (122.0)            11.3%
Income attributable to investments in
  other companies                                      84.5                     52.2                    32.3             61.8%
Price level restatement                            (2,771.1)                  (245.1)               (2,526.0)          1030.7%
Total other income and expenses                    (3,453.8)                (1,080.5)               (2,373.3)           219.6%


Income before income taxes                         14,335.3                 12,653.2                 1,682.1             13.3%

Income taxes                                       (2,681.4)                  (175.9)               (2,505.5)          1424.0%
Income after income taxes                          11,653.9                 12,477.3                  (823.4)            (6.6%)

Minority interest                                       -                        -                       -                -
Net income                                         11,653.9                 12,477.3                  (823.4)            (6.6%)

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

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
                                                                                  As of September        As of September
                            Selected Performance Ratios                         30, 2004 or for the   30, 2003 or for the
                                                                                 nine months then       nine months then
                                                                                        ended              ended
------------------------------------------------------------------------------------------------------------------------------------

Solvency indicators
Basle index                                                                             15.1%              15.9%
Shareholders' equity/ Total assets                                                      10.5%              11.2%
Shareholders' equity/Total liabilities                                                  11.9%              12.8%

Credit quality ratios
Risk index (1)                                                                           1.8%               2.1%
Past due loans / Total loans                                                             1.0%               1.4%
Allowances /Total loans                                                                  1.8%               2.1%
Allowances / Past due loans                                                            184.0%             151.7%
Provisions for loan losses / Total loans                                                 0.8%               1.2%
Provision for loan losses / Gross margin                                                14.7%              18.2%
Provision for loan losses / Net income                                                  39.0%              49.1%

Profitability ratios
Net interest revenue / Interest-earning assets (2)                                       3.9%               4.1%
Net interest revenue, as adjusted (3) / Interest-earning assets (2)                      3.9%               4.4%
Gross margin/ Total assets                                                               4.4%               5.1%
Provisions and charge-off expenses/ Total assets                                         0.6%               0.9%
RDA, over total assets                                                                   1.6%               1.9%
ROA, over interest-earning assets (2)                                                    1.8%               2.1%
ROE                                                                                     15.6%              16.8%
Earnings from subsidiaries / Investment in subsidiaries                                 15.9%              14.3%

Efficiency ratios
Operating expenses / Total assets                                                        1.7%               2.1%
Operating expenses / Total loans                                                         2.2%               2.7%
Operating expenses / Gross margin                                                       38.6%              40.3%

Earnings
Earnings per share (Chilean pesos per share)                                             0.223              0.219
Earnings per ADR (U.S. dollars per ADR)                                                  1.838                -


(1) New risk index considers total loan loss alloawances
(2) interest-earning assets : Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts

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

                   Selected Performance Ratios                Third quarter 2004  Third quarter 2003
-----------------------------------------------------------------------------------------------------------
Credit quality ratios
Provisions for loan losses / Total loans                               0.7%                0.9%
Provisions for loan losses / Gross margin                             11.2%               14.5%
Provisions for loan losses / Net income                               34.4%               37.2%

Profitability ratios
Net interest revenue / interest-earning assets (2)                     4.0%                3.9%
Gross margin/ Total assets                                             4.6%                4.9%
Provisions and charge-off expenses/ Total assets                       0.5%                0.7%
ROA, over total assets                                                 1.5%                1.9%
ROA, over interest-earning assets (2)                                  1.7%                2.1%
ROE                                                                   14.4%               16.9%
Earnings from subsidiaries / Investment in subsidiaries               23.8%               15.3%

Efficiency ratios
Oper. Expenses/ Total assets                                           1.8%                2.1%
Oper. Expenses/ Total loans                                            2.4%                2.7%
Oper. Expenses / Gross operating margin                               39.1%               42.5%

(1) Interest-earning assets : Total loans and financial investments

                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]


                    Consolidated Balance Sheets (unaudited)
  (in millions of Chilean pesos as of September 30, 2004, except percentages)

                                                As of September 30,   As of September 30,                 Change
                                                        2004                 2003
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                              142,514.1           160,760.1               (18,246.0)         (11.3%)
Loans, net                                         2,276,115.8         1,962,554.4               313,561.4           16.0%
Loans to financial institutions                       15,000.0                 -                  15,000.0            0.0%
Securities trading                                    11,399.4            13,080.9                (1,681.5)         (12.9%)
Investments                                          492,983.8           396,883.6                96,100.2           24.2%
Other assets                                         119,888.5            63,760.1                56,128.4           88.0%
Fixed assets                                          32,915.9            31,959.1                   956.8            3.0%

Total assets                                       3,090,817.5         2,628,998.2               461,819.3           17.6%

Liabilities
Current (checking) accounts                          127,828.1           115,108.6                12,719.5           11.0%
Saving accounts and time deposits                  2,224,220.4         1,916,284.7               307,935.7           16.1%
Subordinated bonds                                    47,955.2            50,121.5                (2,166.3)          (4.3%)
Borrowings from domestic
  financial institutions                              33,680.2            41,286.0                (7,605.8)         (18.4%)
Foreign borrowings                                   197,333.6           160,480.5                36,853.1           23.0%
Other borrowings                                      97,466.7            13,770.6                83,696.1          607.8%

Total liabilities                                  2,728,484.2         2,297,051.9               431,432.3           18.8%

Shareholder's equity                                 362,333.3           331,946.3                30,387.0            9.2%

Total liabilities and shareholders' equity         3,090,817.5         2,628,998.2               461,819.3           17.6%


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